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                                                [Filed by Colorado MEDtech, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                             and deemed filed pursuant to Rules 14a-12 and 14d-9
                                          of the Securities Exchange Act of 1934

                                        Subject Company:  Colorado MEDtech, Inc.
                                              Commission File Number: 000-12471]

[THE FOLLOWING PRESS RELEASE IS A PRELIMINARY COMMUNICATION PRIOR TO THE COMMENCEMENT OF AN EXCHANGE OFFER AND A PROXY SOLICITATION.]

FOR IMMEDIATE RELEASE:                                                      NEWS
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September 13, 2000                                                   NASDAQ-CMED

                           COLORADO MEDTECH COMMENTS
                      ON HEI, INC.'S RECENT ANNOUNCEMENTS

Boulder, CO -- Colorado MEDtech, Inc. (NASDAQ: CMED) responded to the announcements made by HEI, Inc. regarding HEI's acquisition of the Company's shares from Anthony Fant and its intention to offer to acquire the remaining Company shares in exchange for HEI shares. HEI's unsolicited proposal is subject to a number of conditions and uncertainties. A letter from HEI describing its intentions was attached to a news release issued by HEI on September 11, 2000. A separate news release issued by HEI yesterday indicated that HEI had commenced a lawsuit against the Company and its directors.

Stephen K. Onody, Colorado MEDtech's President and Chief Executive Officer, said that the Company's Board of Directors and management is reviewing HEI's announcements and proposal with the Company's advisors. The Company has not completed its review of the complaint filed by HEI.

Mr. Onody also announced that the Company has engaged Wasserstein Perella & Co., a New York based investment banking firm, as its financial advisor. Wasserstein Perella will assist the Board of Directors of the Company in its evaluation of HEI's unsolicited approach.

Mr. Onody noted that no formal exchange offer has yet commenced. The Company therefore requests that its shareholders await the recommendation of the Board of Directors should HEI commence any offer for Colorado MEDtech shares.

Colorado MEDtech, Inc., through its wholly owned subsidiaries and operating divisions, is a leading full-service provider of advanced medical products and comprehensive outsourcing services.

Forward-Looking Statements
---------------------------

The statements in this news release that are not historical facts are forward-looking statements that represent management's beliefs and assumptions based on currently available information.

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Forward-looking statements can be identified by the use of words such as
"believes,'' "intends,'' "may," "will,'' "should,'' "anticipated'' or comparable terminology or by discussions of strategy. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it cannot assure that these expectations will prove to be correct. Such statements involve risks and uncertainties including, but not limited to, the risk that the Company's existing level of orders may not be indicative of the level or trend of future orders, the risk that the Company may not successfully complete the work encompassed by current or future orders, the risk that unforeseen technical or production difficulties may adversely impact project timing and financial performance, the risk that the management changes will not produce the desired results, the risk that acquired companies cannot be successfully integrated with the Company's existing operations and the risk that a downturn in general economic conditions or customer budgets may adversely affect research and development and capital expenditure budgets of potential customers upon which the Company is dependent. Should one or more of these risks materialize (or the consequences of such a development worsen), or should the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected. These factors are more fully described in the Company's documents filed from time to time with the Securities and Exchange Commission. The Company assumes no duty to update any forward-looking statements.


IF AN EXCHANGE OFFER IS COMMENCED, THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS SOLICITATION/ RECOMMENDATION STATEMENT, ANY PROXY STATEMENT TO SOLICIT PROXIES FROM THE COMPANY'S SECURITY HOLDERS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE, BECAUSE EACH OF THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE DOCUMENTS WHEN AVAILABLE AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC AT THE SEC'S INTERNET WEB SITE AT WWW.SEC.GOV. THESE DOCUMENTS MAY ALSO BE
                                      -----------
OBTAINED FREE FROM THE COMPANY BY DIRECTING SUCH REQUESTS TO: PETER J. JENSEN, SECRETARY, COLORADO MEDTECH, INC., 6175 LONGBOW DRIVE, BOULDER, CO 80301,
TELEPHONE: (303) 530-2660.

Contact:  Colorado MEDtech, Inc.
     Stephen K. Onody, President and CEO
     Voice: 303/530-2660
     Fax: 303/581-1010
     Email: cmedinfo@cmed.com

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